SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO ss. 240.13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO ss. 240.13(d)-2(a)

                            (Amendment No. ___3___)*

                           The Navigators Group, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    638904102
                                 --------------
                                 (CUSIP Number)

                                Terence N. Deeks
                         c/o The Navigators Group, Inc.
                                 One Penn Plaza
                            New York, New York 10119
                                 (212) 244-2333
                         ------------------------------

                                 with copies to:

                               Marc M. Tract, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 11, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 638904102                                                  Page 2 of 6
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1     NAME OF REPORTING PERSONS

      Terence N. Deeks
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DUAL: BRITISH SUBJECT/NATURALIZED AMERICAN
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     371,219 Shares*
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        80,842 Shares*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            371,219 Shares*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     80,842 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,516,143 Shares*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      14.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                                  * See Item 5

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CUSIP No. 638904102                                                  Page 3 of 6
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1     NAME OF REPORTING PERSONS

      Monica Deeks
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Non Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DUAL: BRITISH SUBJECT/NATURALIZED AMERICAN
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,064,082 Shares*
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        80,842 Shares*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,064,082 Shares*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     80,842 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,144,924 Shares*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X| (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      12.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                                  * See Item 5

            This Amendment No. 3 to Schedule 13D amends the statement on
Schedule 13D (the "Initial Statement") which was originally filed by Terence N. Deeks and Monica J. Deeks (collectively, the "Reporting Persons") on April 9, 2002 and amended by the statements on Schedule 13D/A (the "Statements") filed by the Reporting Persons on March 17, 2005 and April 7, 2008. All capitalized terms used herein but not defined herein have the meanings set forth in the Initial Statement and the Statements.

Item 5.  Interest In Securities of Issuer.

            As of the date hereof, Terence N. Deeks may be deemed to beneficially own 2,516,143 shares of common stock (the "Shares") of The Navigators Group, Inc. a Delaware corporation (the "Company"), or approximately 14.9% of the outstanding Shares of the Company, representing the aggregate of
(i) 371,219 Shares held by him outright, (ii) 75,842 Shares jointly held with Monica J. Deeks, (iii) 2,064,082 Shares held by the Terence N. Deeks 2006 Qualified Three Year Annuity Trust (the "2006 Trust"), the Terence N. Deeks 2007 Qualified Three Year Annuity Trust (the "2007 Trust") and the Terence N. Deeks 2008 Qualified Three Year Annuity Trust (the "2008 Trust", and collectively with the 2006 Trust and the 2007 Trust, the "Trusts"), and (iv) 5,000 shares held by the Deeks Family Foundation (the "Foundation"). This amount excludes 815,576 Shares which are held under certain instruments of trust for the benefit of Mr. Deeks' children and grandchildren, of which Mr. Deeks disclaims beneficial ownership.

            As of the date hereof, Monica J. Deeks may be deemed to beneficially own 2,144,924 Shares (or approximately 12.7% of the outstanding Shares of the Company) representing the aggregate of (i) 2,064,082 Shares held by the Trusts and (ii) 75,842 Shares jointly held with Terence N. Deeks and (iii) 5,000 Shares held by the Foundation.

            Terence N. Deeks has the sole power to vote and dispose of 371,219 Shares held by him. Monica J. Deeks, as trustee of the Trusts, has the sole power to vote and dispose of 2,064,082 Shares held by the Trusts. The Reporting Persons share the power to vote and dispose of 80,842 Shares.

            Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly disclaim beneficial ownership of the 2,064,082 Shares held by the Trusts, except to the extent of their pecuniary interest therein. In addition, Terence N. Deeks expressly disclaims beneficial ownership of the 5,000 shares held by the Foundation, expect to the extent of his pecuniary interest therein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares held by the Trusts or the Foundation.

            On March 28, 2008 the Terence N. Deeks 2005 Qualified Three Year Annuity Trust (the "2005 GRAT") expired. On March 28, 2008, Marc M. Tract in his capacity as trustee for the transitional trust created upon the expiration of the 2005 GRAT (the "Transition Trust"), became the beneficial owner of 542,877 Shares previously held by the 2005 GRAT.

            On April 11, 2008, in connection with the expiration of the 2005 GRAT and the appraisal of privately held limited liability company interests (the "Interests") held by Terence N. Deeks, Mr. Deeks assigned the Interests to Marc M. Tract as trustee for the Transition Trust. Mr. Deeks had previously memorialized his intention to make this assignment on March 27, 2008 but was unable to implement the assignment until the Interests had been appraised. As a result of this assignment Mr. Deeks will receive a supplemental distribution of 271,439 Shares out of the assets of the Transition Trust.

            Except as described herein, none of the Reporting Persons beneficially owns, and has not acquired or disposed of, any Shares during the past 60 days.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2008


                                                  By: /s/ Terence N. Deeks
                                                      --------------------------
                                                      Terence N. Deeks


                                                  By: /s/ Monica Deeks
                                                      --------------------------
                                                      Monica Deeks